# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluemount Holdings Ltd, CIK 0002027815
CUSIP: G1194L118
Title of class of securities: Class B ordinary shares
Address of issuer's principal executive offices: ROOM 1007, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 9/1/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002149056

## Reporting persons
- Siu Hiu Ki Jamie: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 2,274,185; shared voting power 0; sole dispositive power 2,274,185; shared dispositive power 0; aggregate amount beneficially owned 2,274,185 (16.2% of the class)
  Comment: Ms. Siu acquired 60% of Bluemount Group Limited and 15.54% of Echo International Holding Group Limited and, as a result, is deemed to beneficially own the 2,274,185 Class B ordinary shares of BMHL held by these entities. She has no intention to influence or control the Issuer.

## Item 1. Issuer
Name of issuer: Bluemount Holdings Ltd
Address of issuer's principal executive offices: ROOM 1007, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG, 0000

## Item 2. Person Filing
Name of person filing: Ms. Siu Hiu Ki Jamie
Address of principal business office or, if none, residence: 21-01 , 22 St. Thomas Walk, Singapore 238107
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,274,185
Percent of class: Class B ordinary share
Sole power to vote or to direct the vote: 2,274,185
Shared power to vote or to direct the vote: Nil
Sole power to dispose or to direct the disposition: 2,274,185
Shared power to dispose or to direct the disposition: Nil

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Siu Hiu Ki Jamie: Siu Hiu Ki Jamie, Siu Hiu Ki Jamie (09/02/2026)